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                                                                 August 18, 2005

Mr. Larry Spirgel, Assistant Director                         By Fax and Express
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Securities and Exchange Commission                       Fax no.: 1-202-772-9205
Mail Stop 3561
100 F Street, NE
Washington, D.C. 20549

     RE:  APT SATELLITE HOLDINGS LIMITED
          FORM 20-F FOR FISCAL YEAR ENDED DECEMBER 31, 2004
          FILED JUNE 29, 2005
          FILE NO. 5-50155

Dear Mr. Spirgel:

     APT Satellite Holdings Limited (the "Company") is hereby submitting responses to the comments of the staff (the "Staff") of the Securities and Exchange Commission (the "Commission") in your comment letter dated August 9, 2005 (the "Comment Letter") regarding the Company's Annual Report on Form 20-F filed with the Commission on June 29, 2005 (the "Form 20-F"), which was addressed to Mr. Tong Xudong, Executive Director and Vice President of the Company. Below we have reprinted each of the Staff's comments in bold and thereunder set forth our related response. Capitalized terms used herein and not otherwise defined have the same meanings as set forth in the Form 20-F.

Form 20-F for Fiscal Year Ended December 31, 2004
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Note 22: Summary of Significant Differences Between Hong Kong and United States
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Generally Accepted Accounting Principles and Additional Disclosures Required
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Under US GAAP; Impairment of long-lived assets: page F-53
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     1.   COMMENT: WE NOTE THAT YOU RECORDED A US GAAP ADJUSTMENT FOR THE
          IMPAIRMENT OF PROPERTY, PLANT AND EQUIPMENT OF HK $1.8 MILLION IN 2004. TELL US WHY YOU DID NOT RECORD A US GAAP ADJUSTMENT FOR THE IMPAIRMENT LOSS RECOGNIZED WITH RESPECT TO COMMUNICATION SATELLITES OF HK $129.1 MILLION.

          RESPONSE: Under HK GAAP, SSAP 31 "Impairment of Assets" requires an enterprise to assess at each balance sheet date whether there is any indication that an asset may be impaired. Under SSAP 31, if any such indication exists, the enterprise should estimate the recoverable amount of the asset. Impairment loss is the amount by which the carrying amount of an asset exceeds its recoverable amount. Recoverable amount is the higher of an asset's net selling price and its value in use. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of time value of money and the risk specific to the asset. An impairment loss is recognised whenever the carrying amount of an asset exceeds its recoverable amount.

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          Our understanding is that under US GAAP long-lived assets are to be reviewed for impairment whenever events or changes in circumstances indicate that the carrying value of an asset may not be recoverable and that an impairment loss is to be recognised if the expected future cash flows (undiscounted) are less than the carrying amount of the assets. The impairment loss is measured based on the fair value of the asset (less disposal cost if to be disposed of).

          During the year ended December 31, 2003, due to the economic recession and over supply of transponder capacity in the Asia Pacific region, the Company conducted a review of its communication satellites and determined that certain communication satellites were impaired under HK GAAP and US GAAP as the recoverable amount of these assets both under HK GAAP on a discounted basis or under US GAAP on undiscounted basis is estimated to be less than their carrying amount. As a result, the Company recorded an impairment loss of HK$129.1 million related to certain communication satellites both under HK GAAP and US GAAP. Given the accounting treatments on the impairment charge of HK$129.1 million were the same under both HK GAAP and US GAAP, there was no US GAAP reconciling item for the impairment loss recognized with respect to communication satellites of HK$129.1 million during the year ended December 31, 2003.

          During the year end December 31, 2004, due to the economic recession and uncertain demand of the broadband service in the PRC market, the Company re-assessed the expected future revenues to be generated from the broadband equipment in respect of the broadband service included in construction in progress and determined that such equipment under HK GAAP was impaired as the recoverable amount of these assets on a discounted basis was estimated to be less than their carrying amount. As a result, the Company recognized an impairment loss of HK$1.8 million under HK GAAP in respect of this equipment. Under US GAAP, it was not appropriate for the Company to recognize an impairment loss on this equipment because estimated undiscounted future cash flows expected to be generated from this equipment was greater than its US GAAP carrying amount. Consequently, the Company reported a related reconciling item for US GAAP purposes in 2004.

Note 22: Summary of Significant Differences Between Hong Kong and United States
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Generally Accepted Accounting Principles and Additional Disclosures Required
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Under US GAAP: Summarized information on APT Telecom. a significant jointly
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controlled entity page F-61
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     2.   WE NOTE IMPAIRMENT LOSSES OF HK $89,018 ON P. F-61 RELATED TO APT
          TELECOM, YOUR JOINTLY CONTROLLED ENTITY. AS A RESULT OF THIS IMPAIRMENT CHARGE, IT APPEARS YOU MEET THE SIGNIFICANT INCOME TEST UNDER RULE 3-09 OF REGULATION S-X AND THEREFORE YOU SHOULD PROVIDE SEPARATE FINANCIAL STATEMENTS FOR APT TELECOM. IN ACCORDANCE WITH RULE 3-09 OF REGULATION S-X, THESE SEPARATE FINANCIAL STATEMENTS ARE REQUIRED TO BE AUDITED FOR ONLY THOSE FISCAL, YEARS IN WHICH EITHER THE FIRST OR THIRD CONDITION SET FORTH IN RULE 1-02 (w) OF REGULATION S-X, SUBSTITUTING 20 PERCENT FOR 10 PERCENT, IS MET. PLEASE REVISE OR ADVISE.

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          RESPONSE: The Company acknowledges that separate financial statements required by this section shall be as of the same dates and for the same periods as the audited consolidated financial statements required by Rule 3-01 and Rule 3-02 of Regulation S-X. However, the Company believes that these separate financial statements are required to be audited only for those fiscal years in which either the first or third condition set forth in Rule 1-02(w), substituting 20 percent for 10 percent, is met.

          The Company hereby advises the Staff that for the Company's 2004 fiscal year, neither the first nor third condition set forth in Rule 1-02(w), substituting 20 percent for 10 percent, was met with respect to APT Satellite Telecommunications Limited ("APT Telecom"). Further, the Company notes that the impairment losses of HK$89,018 on page F-61, as noted in your Comment Letter, relate to impairment losses recorded in 2003 and not 2004. Consequently, the Company believes that Regulation S-X does not require the Company to provide audited financials statements for APT Telecom for fiscal year 2004. The Company notes that the APT Telecom financial statements that were filed as Exhibit 8.2 to the Form 20-F contained audited financial statements for fiscal year 2003.

     The Company believes that the information contained in this letter is responsive to the Staff's comments in your Comment Letter. Further, the Company acknowledges that it is aware of its obligations under the Securities Exchange Act of 1934, as amended, and acknowledges that:

          o the Company is responsible for the adequacy and accuracy of the disclosure in the filings;

          o staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

          o the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

     Please contact our attorneys at Preston Gates & Ellis LLP--specifically Devin W. Stockfish, or in his absence, Chris K. Visser, both of whom can be reached by telephone at (206) 623-7580 or by mail at 925 Fourth Avenue, Suite 2900, Seattle, WA 98104--if you have any questions or further comments with respect to the foregoing.




                                                Very truly yours,

                                                APT Satellite Holdings Limited



                                              By
                                                Mr. Ni Yifeng
                                                Executive Director and President

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cc:  Mr. Dave Walz
     Securities and Exchange Commission
     Mail Stop 3561
     100 F Street, NE
     Washington, D.C.  20549

     Mr. Tong Xudong
     Mr. Brian Lo
     Mr. Li Hong
     Ms. Tracy Wu
     APT Satellite Holdings Limited
     22 Dai Kwai Street
     Tai Po Industrial Estate, Tai Po
     New Territories, Hong Kong

     Devin W. Stockfish, Esq.
     Chris K. Visser, Esq.
     Preston Gates & Ellis LLP
     925 Fourth Avenue
     Suite 2900
     Seattle, WA  98104

     Mr. Edwin Fung
     KPMG
     8th Floor, Prince's Building
     10 Chater Road
     Central, Hong Kong

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